SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 11)


                   AIRCOA Hotel Partners, L.P.
                 -------------------------------
                         (Name of Issuer)

                     Class A Depositary Units
                 -------------------------------
                  (Title of Class of Securities)

                           009293 10 1
                      ---------------------
                          (CUSIP Number)

                        Lyle L. Boll, Esq.
                Vice President and General Counsel
                     Richfield Holdings, Inc.
                         Richfield Plaza
                        5775 DTC Boulevard
                    Englewood, Colorado 80111
                          (303) 220-2000
     -------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         With a copy to:
                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006

                        September 29, 1997
                 -------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                         Page 1 of 7 Pages
                  Exhibit Index Appears on Page 4

                           SCHEDULE 13D


      This Amendment No. 11 (this "Amendment") amends, restates and supplements the Schedule 13D filed on February 15, 1989, as previously amended (the "Schedule 13D" or "this Statement"), of Richfield Holdings, Inc., a Colorado corporation formerly known as Regal-Aircoa Companies, Inc. ("RHI"), Richfield Hospitality Services, Inc., a Delaware corporation formerly known as Richfield Hotel Management, Inc. ("Richfield Hospitality"), AIRCOA Equity Interests, Inc., a Colorado corporation ("AEI"), Regal Hotel Management, Inc., a Delaware corporation ("RHM"), Gateway Hotel Holdings, Inc., a Delaware corporation ("Gateway"), and Century City International Holdings Limited, a Bermuda company ("Century"), with respect to the Class A limited partnership units ("Units") of AIRCOA Hotel Partners, L.P., a Delaware limited partnership (the "Company").


Item 4.  Purpose of the Transaction.

      On September 29, 1997, the Class A and Class B Unitholders of the Company approved, at a Special Meeting of Unitholders held for the purpose, the merger (the "Merger") of Regal Merger Limited Partnership, a de novo limited partnership subsidiary of RHM ("Merger Sub"), with and into the Company. On the same date, a certificate of merger of the Company was filed with the Secretary of State of the State of Delaware in order to consummate the Merger. A copy of the Certificate of Merger is filed herewith as Exhibit 22 and is incorporated herein by reference.


Item 7.  Material to be filed as Exhibits.

Exhibit 22. Certificate of Merger, dated September 29, 1997.


                        Page 2 of 7 Pages

                            Signature

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated:  October 23, 1997

REGAL HOTEL MANAGEMENT, INC.        GATEWAY HOTEL HOLDINGS, INC.


By: /s/ Mark L.T. Butler            By: /s/ Michael Sheh
   ----------------------------        ----------------------------
   Name: Mark L.T. Butler              Name: Michael Sheh
   Title: Sr. Vice President           Title: Ex. Vice President


By: /s/ Lyle L. Boll                By: /s/ Lyle L. Boll
   ----------------------------        ----------------------------
   Name: Lyle L. Boll                  Name: Lyle L. Boll
   Title: Vice President               Title: Vice President

RICHFIELD HOLDINGS, INC.            CENTURY CITY INTERNATIONAL
                                    HOLDINGS LIMITED

By: /s/ Douglas M. Pasquale         By: /s/ Lawrence LAU Siu Keung
   ----------------------------        ----------------------------
   Name: Douglas M. Pasquale           Name: Lawrence LAU Siu Keung
   Title: President/CEO                Title: Director


By: /s/ David C. Ridgley            By: /s/ Kenneth NG Kwai Kai
   ----------------------------        ----------------------------
   Name: David C. Ridgley              Name: Kenneth NG Kwai Kai
   Title: Sr. Vice Presdient/CAO       Title: Director

AIRCOA EQUITY INTERESTS, INC.       RICHFIELD HOSPITALITY SERVICES,
                                    INC.

By: /s/ Michael Sheh                By: /s/ Douglas M. Pasquale
   ----------------------------        ----------------------------
   Name: Michael Sheh                  Name: Douglas M. Pasquale
   Title: Ex. Vice President           Title: President/CEO


By: /s/ Mark L.T. Butler            By: /s/ David C. Ridgley
   ----------------------------        ----------------------------
   Name: Mark L.T. Butler              Name: David C. Ridgley
   Title: Sr. Vice President           Title: Sr. Vice President/CAO


                        Page 3 of 7 Pages

                          Exhibit Index
                          -------------

Exhibit Number                                        Page Number
--------------                                        -----------
Exhibit 21         Certificate of Merger,                  5
                   dated September 29, 1997.